September 17, 2024

Jay McEntee
Chief Executive Officer
Launch Two Acquisition Corp.
180 Grand Avenue, Suite 1530
Oakland, CA 94610

       Re: Launch Two Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 22, 2024
           File No. 333-280965
Dear Jay McEntee:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 19, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed August 22, 2024 Cover Page

1. We note your response to prior comment 2. Please revise your discussion of the Class B ordinary shares purchased for $25,000 by the sponsor to note that the anti-dilution feature of the shares could give the sponsor additional shares.
2. We acknowledge your revisions in response to prior comment 3. We note, however, that cross-references to related disclosure on conflicts of interest appear to be missing. For example, there is no cross-reference to the disclosure on conflicts of interests within the offering summary on page 35. Please revise to ensure your cross-references include all related disclosures in the prospectus. See Item 1602(a)(5) of Regulation S-K.
 September 17, 2024
Page 2
Risk Factors
Risks Relating to our Securities
Our warrant agreement will designate the courts of the State of New York or the United States
District Court . . ., page 84

3. We note your response to prior comment 22 and revised disclosure here and on page 165 of your prospectus. Please tell us how you will make investors aware that the exclusive forum provision in the warrant agreement applies to Securities Act claims in future filings.
Proposed Business, page 106

4. We acknowledge your revisions in response to prior comment 15. Please explain how the type of transaction you would target will be substantially different than what your sponsor, directors, and officers would target.

       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact
Pearlyne Paulemon at 202-551-8714 or Isabel Rivera at 202-551-3518 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Stuart Neuhauser